MEDIA SENTIMENT, INC.

August 11, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Duc Dang
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:          Media Sentiment, Inc.
Registration Statement on Form SB-2
File No. 333-144101

Dear Mr. Dang:

The Company would like to withdrawal its previous Acceleration Letter filed on EDGAR with the United States Securities and Exchange Commission on August 11, 2008 at 10:37 am.

Thank you for your assistance.  Please call with any questions.

Media Sentiment, Inc.

By:
/s/ Marian Munz
Marian Munz
Chief Executive Officer

825 VanNess Avenue Suite 406-407
San Francisco, California, 94109- Phone: 415-861-3421